STATEMENT OF FINANCIAL CONDITION

Thrivent Distributors, LLC
SEC File Number: 8-69606
For the Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 4th Avenue South
(No. and Street)

Minneapolis	MN	55415-1624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard V. Vaillancourt 612-844-3237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

45 South 7th St, Suite 3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard V. Vaillancourt _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Thrivent Distributors, LLC _____ , as

of December 31, _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



HEATHER M OLSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/22

_____
Notary Public

_____
Signature

_____
Chief Financial Officer
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Thrivent Distributors, LLC
Statement of Financial Condition
For the year ended December 31, 2017

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
Thrivent Distributors, LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Thrivent Distributors, LLC as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2018

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, F: (612) 373 7160, www.pwc.com/us

Thrivent Distributors, LLC
Statement of Financial Condition
December 31, 2017
($ in thousands)

Assets

Cash and cash equivalents	$	11,390
Receivables:		
Distribution fees from associated mutual funds		2,802
Due from affiliates		2,219
Income taxes due from affiliates		1,980
Due from other entities		196
Deferred tax assets		287
Other assets		100
Total assets	$	18,974

Liabilities and members' equity

Due to affiliates	$	5,024
Other accrued liabilities		2,617
Total liabilities		7,641

Commitments and contingencies (see note 6)

Member's equity:

Additional paid - in capital		10,850
Retained earnings		483
Total member's equity		11,333
Total liabilities and member's equity	$	18,974

The accompanying notes are an integral part of these financial statements.

Thrivent Distributors, LLC
Notes to Statement of Financial Condition
(in thousands)

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Distributors, LLC (the "Company") is organized under the laws of the State of Delaware and was incorporated in the State of Delaware on the 23rd of February 2015. The Company is a wholly owned subsidiary of Thrivent Financial Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society and registered investment adviser. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA membership was approved and authorized on October 27, 2015. The company conducts business in various states and is registered with the applicable regulatory agencies in those states. The company is exempted from the membership of the Securities Investor Protection Corporation ("SIPC") in 2017. The Company provides underwriting and distribution services for the Thrivent Mutual Funds (the "Funds"), a Massachusetts business trust (the "Trust") and Thrivent Core Funds, a Delaware statutory trust (the "Trust"). The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution of the Trust's shares.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and investments in money market mutual funds. The carrying amount of all cash and cash equivalents equals $11,390 at December 31, 2017, which approximates their fair value.

Receivables
Receivables for distribution fees include 12b-1 distribution and servicing fees from the Funds for which the Company has satisfied its obligations prior to year end and expects to receive payment for those services performed after year end. Receivables due from the affiliates include marketing and administrative support services for which the company has satisfied its obligations prior to the year end and expects to receive payment for those services performed after year end from Thrivent Asset Management, LLC ("TAM") under a contractual revenue sharing agreement that contain both a fixed and variable portion calculated as a percentage of net assets of the Thrivent Mutual Funds. The Company also has receivables due from other entities which are front-end sales load for which the Company has satisfied its obligations prior to the year end and expects to receive payment for those services performed after year end.

Revenue recognition:

Distribution and servicing fees include point-of-sale fees (such as front-end sales load mutual fund fees) and asset based fees that are generally based on a contractual rate as a percentage of assets (such as 12b-1 fees) and are recognized when earned. Revenue sharing from affiliate fees are earned pursuant to contractual agreements related to the promotion, offering, marketing, or distribution of the Funds and/or retention of assets maintained in the Funds.

Expenses:

Distribution and servicing expenses include front-end sales load mutual fund fees, 12b-1 fees, and other contractual fees for promotion, marketing and offering efforts of the Funds. The majority of these costs vary directly with the sales and asset levels of the Funds, and are recognized when incurred.

General and administrative fees: The Company is allocated expenses from Thrivent Financial for personnel and other related costs to support distributions of the Funds.

Note 2. Income Taxes

The Company is a single member LLC owned by Holdings. As such, it is a disregarded entity for Federal income tax purposes. Nonetheless, its operations are included in the consolidated federal income tax return of Holdings and Holdings' wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings and are settled quarterly. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. The deferred tax amounts are settled when the amounts are included in the consolidated tax return. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. A valuation allowance is recognized, if based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized. On December 22 2017, President Donald Trump signed into law the Tax Cuts and Jobs Act. While the effective date of the new corporate tax rate is January 1, 2018, the Company is required to calculate the effect on its deferred tax balances as of the enactment date which resulted in $138 of additional tax expense in the year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2017 were as follows:

Deferred tax assets:		
Non-qualified deferred compensation	$	140
Unamortized start-up costs		71
Other		76
Deferred tax assets	$	287

At December 31, 2017 the Company had no federal or state net operating loss carryforwards.

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

There are no unrecognized or uncertain tax positions at December 31, 2017. Tax years 2017 and 2016 are open under the statute of limitations are subject to examination by the Internal Revenue Service.

Note 3. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company's cash equivalents, consisting of a government money market fund, are classified as Level 1. The fair value of cash equivalents is based on quoted daily net asset value of the invested fund.

The following table presents the balances of assets and liabilities measured at fair value as of December 31 (in thousands):

	December 31, 2017							
	Level 1		Level 2		Level 3		Total	
Assets								
Cash equivalents	$	11,390	$	-	$	-	$	11,390
Total assets at fair value	$	11,390	$	-	$	-	$	11,390

During the year, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year.

Note 4. Net Capital Provisions and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of five thousand dollars or 6 2/3% of aggregate indebtedness to net capital.

Advances to affiliates, member distribution payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

At December 31, 2017, the Company's net capital of $3,717 was $3,208 in excess of the amount required to be maintained and the ratio of aggregate indebtedness to net capital was 2:06 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k):(1) of that rule.

Note 5. Related-Party Transactions

The amounts of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties.

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for associated mutual funds sold through an affiliated field force. Distribution and servicing fees include point-of-sale fees (such as front-end sales load mutual fund fees) and asset-based fees that are generally based on a contractual rate as a percentage of the fair value of assets (such as 12b-1 fees).

TAM has agreed to receive services from the Company serving as principal underwriter and distributor of the Funds related to the promotion, offering, marketing or distribution of the Funds and the retention of the Fund assets.

Thrivent Financial allocates various general and administrative expenses and costs such as compensation, promotional and marketing materials, accounting, marketing, legal, compliance, and technology to the Company under an intercompany services agreement. The Company performed an analysis of the expenses and costs allocated to the Company by Thrivent Financial to ensure they are reasonable and rational in accordance with certain regulatory requirements.

Receivables due from affiliates on the Statement of Financial Condition as of December 31, 2017, primarily relate to revenue sharing from TAM of $2,219.

Payables due to affiliates on the statement of financial condition as of December 31, 2017, primarily relates to 12b-1 fees of $2,791 and other distribution fees of $1,328 to TIMI and $905 to Thrivent Financial for allocated expenses and costs under an intercompany services agreement.

Note 6. Commitments and Contingencies

The Company may be involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industry in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or may be subject to examination or claims by the SEC, FINRA and other government authorities concerning the Company's business activities and practices. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. At December 31, 2017, the Company has not recorded an accrual for commitments and contingencies.

Note 7. Subsequent Events

As of February 22, 2018, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.